CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2023 AND 2022

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	June 30, 2023	December 31, 2022
ASSETS
Current
Cash and cash equivalents		$124,382	$177,702
Short-term investments		56,011	139,700
Accounts receivable		12,779	10,289
Inventories	4	41,410	30,955
Other current assets	5	46,201	33,781
		280,783	392,427
Non-Current
Mineral properties, plant and equipment	6	1,006,500	755,274
Exploration and evaluation assets	7	25,992	15,686
Deposits and other non-current assets	8	22,407	24,689
		1,054,899	795,649
Total Assets		$1,335,682	$1,188,076

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$94,221	$84,603
Current portion of loans and borrowings	10	17,105	15,703
Current portion of deferred revenue	11	16,826	16,580
Income taxes payable		2,743	5,435
Current portion of derivatives	19	—	577
Current portion of lease liabilities		9,195	6,223
		140,090	129,121
Non-Current
Loans and borrowings	10	409,818	402,354
Deferred revenue	11	64,988	69,476
Provision for rehabilitation and closure costs		23,224	22,172
Deferred income tax liabilities		12,253	6,229
Lease liabilities		5,680	4,740
Other non-current liabilities	12	17,755	11,819
		533,718	516,790
Total Liabilities		673,808	645,911

SHAREHOLDERS’ EQUITY
Share capital	13	159,873	148,055
Equity reserves		(12,998)	(66,189)
Retained earnings		510,456	456,726
Equity attributable to owners of the Company		657,331	538,592
Non-controlling interests		4,543	3,573
		661,874	542,165
Total Liabilities and Equity		$1,335,682	$1,188,076

Commitments (Notes 7 and 11)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Matthew Wubs"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022

Revenue	14	$104,929	$114,903	$205,885	$223,814
Cost of sales	15	(65,521)	(64,251)	(126,369)	(112,163)
Gross profit		39,408	50,652	79,516	111,651

Expenses
General and administrative	16	(13,651)	(12,471)	(25,867)	(23,684)
Share-based compensation	13 (e)	(4,909)	2,333	(9,926)	343
Income before the undernoted		20,848	40,514	43,723	88,310
Finance income		3,362	1,544	7,500	2,257
Finance expense	17	(5,995)	(8,154)	(12,521)	(13,650)
Foreign exchange gain (loss)	18	15,057	(3,303)	23,678	15,406
Other income (expenses)		2,442	(1,208)	2,500	(1,838)
Income before income taxes		35,714	29,393	64,880	90,485

Current income tax expense		(3,742)	(3,111)	(5,842)	(6,170)
Deferred income tax expense		(2,031)	(2,172)	(4,597)	(7,719)
Income tax expense		(5,773)	(5,283)	(10,439)	(13,889)
Net income for the period		$29,941	$24,110	$54,441	$76,596

Other comprehensive gain (loss)
Foreign currency translation gain (loss)		37,987	(59,372)	55,628	26,562
Comprehensive income (loss)		$67,928	$(35,262)	$110,069	$103,158

Net income attributable to:
Owners of the Company		29,576	23,820	53,730	75,927
Non-controlling interests		365	290	711	669
		$29,941	$24,110	$54,441	$76,596

Comprehensive income (loss) attributable to:
Owners of the Company		67,282	(35,167)	108,949	102,322
Non-controlling interests		646	(95)	1,120	836
		$67,928	$(35,262)	$110,069	$103,158

Net income per share attributable to owners of the Company
Basic	13 (f)	$0.32	$0.26	$0.58	$0.84
Diluted	13 (f)	$0.32	$0.26	$0.58	$0.83

Weighted average number of common shares outstanding
Basic	13 (f)	92,685,916	90,539,647	92,491,063	90,389,661
Diluted	13 (f)	93,643,447	91,850,321	93,429,191	91,887,665

The accompanying notes are an integral part of these condensed consolidated interim financial statements               Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Cash Flows from Operating Activities
Net income for the period		$29,941	$24,110	$54,441	$76,596
Adjustments for:
Amortization and depreciation		20,239	16,361	36,745	27,865
Income tax expense		5,773	5,283	10,439	13,889
Amortization of deferred revenue	14	(4,211)	(3,379)	(8,250)	(6,737)
Share-based compensation	13 (e)	4,909	(2,333)	9,926	(343)
Finance income		(3,362)	(1,544)	(7,500)	(2,257)
Finance expenses	17	5,995	8,154	12,521	13,650
Foreign exchange (gain) loss		(16,031)	735	(24,479)	(18,271)
Other		(2,975)	136	(89)	1,182
Changes in non-cash working capital items	20	14,415	(20,383)	(13,336)	(30,070)
		54,693	27,140	70,418	75,504
Advance from NX Gold PMPA	11	—	—	2,439	3,207
Derivative contract settlements		2,842	(3,015)	1,989	(7,582)
Provision settlements		(903)	(607)	(1,457)	(1,023)
Income taxes paid		(1,181)	(1,089)	(1,545)	(3,691)
		55,451	22,429	71,844	66,415

Cash Flows from Investing Activities
Additions to mineral properties, plant and equipment		(120,896)	(57,773)	(204,213)	(103,336)
Additions to exploration and evaluation assets		(5,964)	(608)	(9,009)	(10,109)
Proceeds from short-term investments and interest received		14,652	710	132,091	526
Purchase of short-term investments		(40,000)	—	(40,000)	(100,000)
		(152,208)	(57,671)	(121,131)	(212,919)

Cash Flows used in Financing Activities
Lease liability payments		(2,913)	(1,706)	(5,519)	(3,390)
New loans and borrowings, net of finance costs		10,688	3,448	11,808	399,569
Loans and borrowings repaid		(1,633)	(1,248)	(3,792)	(52,438)
Interest paid on loans and borrowings		(235)	(29)	(13,534)	(635)
Other finance expenses paid		(922)	(488)	(2,832)	(1,386)
Proceeds from exercise of stock options		5,324	1,007	8,276	1,411
		10,309	984	(5,593)	343,131

Effect of exchange rate changes on cash and cash equivalents		922	(1,915)	1,560	2,536
Net (decrease) increase in cash and cash equivalents		(85,526)	(36,173)	(53,320)	199,163
Cash and cash equivalents - beginning of period		209,908	365,465	177,702	130,129
Cash and cash equivalents - end of period		$124,382	$329,292	$124,382	$329,292
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements              Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490
Income for the period		—	—	—	—	75,927	75,927	669	76,596
Other comprehensive income for the period		—	—	—	26,395	—	26,395	167	26,562
Total comprehensive income for the period		—	—	—	26,395	75,927	102,322	836	103,158
Shares issued for:
Exercise of options and warrants		447,668	2,168	(757)	—	—	1,411	—	1,411
Share-based compensation	13 (e)	—	—	1,594	—	—	1,594	—	1,594
Dividends to non-controlling interest		—	—	—	—	—	—	(87)	(87)
Balance, June 30, 2022		90,652,046	$135,240	$13,010	$(80,688)	$430,822	$498,384	$3,182	$501,566

Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165
Income for the period		—	—	—	—	53,730	53,730	711	54,441
Other comprehensive income for the period		—	—	—	55,219	—	55,219	409	55,628
Total comprehensive income for the period		—	—	—	55,219	53,730	108,949	1,120	110,069
Shares issued for:
Exercise of options		1,029,238	11,818	(3,542)	—	—	8,276	—	8,276
Share-based compensation	13 (e)	—	—	1,514	—	—	1,514	—	1,514
Dividends to non-controlling interest		—	—	—	—	—	—	(150)	(150)
Balance, June 30, 2023		93,211,871	$159,873	$9,157	$(22,155)	$510,456	$657,331	$4,543	$661,874

The accompanying notes are an integral part of these condensed consolidated interim financial statements                                 Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations (formerly known as the MCSA Mining Complex) and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. In February 2022, the Board of Directors of the Company approved the construction of the Tucumã Project.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations (formerly known as the NX Gold Mine) and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on August 3, 2023.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2022.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

Deferred Tax related to Assets and Liabilities Arising from a Single Transaction

On January 1, 2023, the Company adopted the amendment to IAS 12, Income Taxes in relation to Deferred Tax related to Assets and Liabilities Arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The adoption of this amendment did not have an impact on the Company's consolidated financial statements.

(d)    Future Changes in Accounting Policies Not Yet Effective as of June 30, 2023

The following amendment to accounting standards has been issued but not yet adopted in the financial statements:

•In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1) which amended IAS 1, Presentation of Financial Statements (“IAS 1”), to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current. In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

•In October 2022, the IASB issued amendment Non-current Liabilities with Covenants to IAS 1 to clarify that covenants of loan arrangements which the Company must comply with only after the reporting date would not affect classification of a liability as current or non-current at the reporting date. The amendment also introduces additional disclosure requirements related to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenant by the date on which they are contractually required to be tested.

Both of these amendments are effective January 1, 2024 with early adoption permitted. The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

For the three and six months ended June 30, 2023, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

Three months ended June 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$83,929	$21,000	$—	$—	$104,929

Cost of production	(37,767)	(5,657)	—	—	(43,424)
Depreciation and depletion	(16,149)	(3,509)	—	—	(19,658)
Sales expense	(2,288)	(151)	—	—	(2,439)
Cost of sales	(56,204)	(9,317)	—	—	(65,521)

Gross profit	27,725	11,683	—	—	39,408

Expenses
General and administrative	(8,378)	(1,611)	—	(3,662)	(13,651)
Share-based compensation	—	—	—	(4,909)	(4,909)
Finance income	1,539	66	—	1,757	3,362
Finance expenses	(1,079)	(1,086)	—	(3,830)	(5,995)
Foreign exchange gain (loss)	15,118	(1)	—	(60)	15,057
Other income (expenses)	1,484	1,012	—	(54)	2,442
Income (loss) before taxes	36,409	10,063	—	(10,758)	35,714
Current tax expense	(672)	(1,058)	—	(2,012)	(3,742)
Deferred tax (expense) recovery	(2,089)	58	—	—	(2,031)
Net income (loss)	$33,648	$9,063	$—	$(12,770)	$29,941

Capital expenditures(1)	79,780	7,305	39,348	2,103	128,536

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense and additions of right-of-use assets.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended June 30, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$95,654	$19,249		$—	$114,903

Cost of production	(38,015)	(7,225)		—	(45,240)
Depreciation and depletion	(13,396)	(2,897)		—	(16,293)
Sales expense	(2,575)	(143)		—	(2,718)
Cost of sales	(53,986)	(10,265)	—	—	(64,251)

Gross profit	41,668	8,984	—	—	50,652

Expenses
General and administrative	(6,764)	(1,259)		(4,448)	(12,471)
Share-based compensation	—	—		2,333	2,333
Finance income	277	270		997	1,544
Finance expenses	(1,188)	(1,067)	—	(5,899)	(8,154)
Foreign exchange (loss) gain	(3,198)	1		(106)	(3,303)
Other expenses	(973)	(235)	—	—	(1,208)
Income (loss) before taxes	29,822	6,694	—	(7,123)	29,393
Current tax expense	(1,072)	(678)		(1,361)	(3,111)
Deferred tax (expense) recovery	(2,235)	63		—	(2,172)
Net income (loss)	$26,515	$6,079	$—	$(8,484)	$24,110

Capital expenditures	42,114	8,053	6,837	32	57,036

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Six months ended June 30, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$161,230	$44,655	$—	$—	$205,885

Cost of production	(74,052)	(11,764)	—	—	(85,816)
Depreciation and depletion	(28,617)	(7,445)	—	—	(36,062)
Sales expense	(4,163)	(328)	—	—	(4,491)
Cost of sales	(106,832)	(19,537)	—	—	(126,369)

Gross profit	54,398	25,118	—	—	79,516

Expenses
General and administrative	(14,926)	(2,920)	—	(8,021)	(25,867)
Share-based compensation	—	—	—	(9,926)	(9,926)
Finance income	3,544	351	—	3,605	7,500
Finance expenses	(1,905)	(2,195)	—	(8,421)	(12,521)
Foreign exchange gain (loss)	23,710	(1)	—	(31)	23,678
Other income (expenses)	1,550	1,006	—	(56)	2,500
Income (loss) before taxes	66,371	21,359	—	(22,850)	64,880
Current tax expense	(1,057)	(2,253)	—	(2,532)	(5,842)
Deferred tax expense	(4,556)	(41)	—	—	(4,597)
Net income (loss)	$60,758	$19,065	$—	$(25,382)	$54,441

Capital expenditures(1)	134,199	13,210	65,868	4,118	217,395

Assets
Current	$111,937	$20,336	$1,286	$147,224	280,783
Non-current	777,857	89,226	173,601	14,215	1,054,899
Total Assets	$889,794	$109,562	$174,887	$161,439	$1,335,682
Total Liabilities	$126,970	$101,583	$11,460	$433,795	673,808

(1)     Capital expenditures include additions to mineral properties, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs, capitalized depreciation expense, and additions of right-of-use assets.

During the six months ended June 30, 2023, Caraíba earned revenues from three customers (June 30, 2022 - four) while Xavantina earned revenues from two customers (June 30, 2022 - two).

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Six months ended June 30, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$189,350	$34,464	$—	$—	$223,814

Cost of production	(67,178)	(12,617)	—	—	(79,795)
Depreciation and depletion	(22,928)	(4,776)	—	—	(27,704)
Sales expenses	(4,426)	(238)	—	—	(4,664)
Cost of sales	(94,532)	(17,631)	—	—	(112,163)

Gross profit	94,818	16,833	—	—	111,651

Expenses
General and administrative	(12,965)	(2,101)	—	(8,618)	(23,684)
Share-based compensation	—	—	—	343	343
Finance income	429	728	—	1,100	2,257
Finance expenses	(3,120)	(2,090)	—	(8,440)	(13,650)
Foreign exchange gain (loss)	15,292	229	—	(115)	15,406
Other expenses	(1,731)	(107)	—	—	(1,838)
Income (loss) before taxes	92,723	13,492	—	(15,730)	90,485
Current tax expense	(3,401)	(1,092)	—	(1,677)	(6,170)
Deferred tax expense	(7,662)	(57)	—	—	(7,719)
Net income (loss)	$81,660	$12,343	$—	$(17,407)	$76,596

Capital expenditures	84,553	14,048	14,021	2,782	115,404

Assets
Current	$132,754	$38,522	$972	$350,953	523,201
Non-current	502,534	57,872	40,011	3,425	603,842
Total Assets	$635,288	$96,394	$40,983	$354,378	$1,127,043
Total Liabilities	$92,847	$106,126	$2,508	$423,996	625,477

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	June 30, 2023	December 31, 2022
Supplies and consumables	$29,897	$23,043
Stockpiles	3,651	2,125
Work in progress	1,046	1,234
Finished goods	6,816	4,553
	$41,410	$30,955

5.    Other Current Assets

	June 30, 2023	December 31, 2022
Advances to suppliers	$1,202	$715
Prepaid expenses and other	6,773	6,673
Derivatives (Note 19)	11,211	3,237
Note receivable (Note 19)	12,618	10,243
Advances to employees	1,439	667
Value added taxes recoverable	12,958	12,246
	$46,201	$33,781

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Properties, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2022	22,038	194,455	553,687	111,821	19,262	39,274	14,188	28,449	983,174
Additions	2,630	13,366	17,065	105,061	1,647	69,005	—	8,875	217,649
Capitalized borrowing costs	—	—	—	5,641	—	—	—	—	5,641
Change in estimates	—	—	—	—	—	—	(332)	—	(332)
Disposals	—	(342)	(735)	(280)	(57)	(36)	—	(1,609)	(3,059)
Transfers	947	6,096	28,621	(8,616)	1,874	(28,922)	—	—	—
Foreign exchange	2,005	17,036	47,778	11,995	1,642	5,276	1,152	2,617	89,501
Balance, June 30, 2023	$27,620	$230,611	$646,416	$225,622	$24,368	$84,597	$15,008	$38,332	$1,292,574

Accumulated depreciation:
Balance, December 31, 2022	(5,047)	(42,310)	(150,559)	—	(6,990)	—	(5,227)	(17,767)	(227,900)
Depreciation expense	(680)	(11,254)	(20,334)	—	(867)	—	(320)	(5,773)	(39,228)
Disposals	—	231	—	—	52	—	—	1,252	1,535
Foreign exchange	(452)	(4,069)	(13,198)	—	(550)	—	(537)	(1,675)	(20,481)
Balance, June 30, 2023	$(6,179)	$(57,402)	$(184,091)	$—	$(8,355)	$—	$(6,084)	$(23,963)	$(286,074)

Net book value, December 31, 2022	$16,991	$152,145	$403,128	$111,821	$12,272	$39,274	$8,961	$10,682	$755,274
Net book value, June 30, 2023	$21,441	$173,209	$462,325	$225,622	$16,013	$84,597	$8,924	$14,369	$1,006,500

(1)     Mineral properties include $67.7 million (2022 - $69.4 million) of development costs which are not currently being depreciated.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Exploration and Evaluation Assets

In 2022, the Company paid $3.1 million in relation to two property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $8.9 million in exploration costs before the end of 2023 and, depending on results of these exploration programs, further option payments to complete the acquisitions is required. As at June 30, 2023, the Company has expended a cumulative of $8.9 million in exploration costs related to these projects. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

8.     Deposits and Other Non-current Assets

	June 30, 2023	December 31, 2022
Value added taxes recoverable	$8,993	$10,317
Note receivable (Note 19)	6,138	10,387
Deposits and others	7,276	3,985
	$22,407	$24,689

9.    Accounts Payable and Accrued Liabilities

	June 30, 2023	December 31, 2022
Trade suppliers	$49,298	$47,868
Payroll and labour related liabilities	23,832	21,008
Value added tax and other tax payable	9,244	8,040
Cash-settled equity awards (Note 13(b) and (c))	11,072	6,684
Other accrued liabilities	775	1,003
	$94,221	$84,603

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	June 30, 2023	December 31, 2022
Senior Notes	USD	Unsecured	79	6.50%	$400,000	$402,857	$402,453
Equipment finance loans	USD	Secured	2 - 46	4.90% - 8.12%	18,528	18,716	10,322
Equipment finance loans	EURO	Secured	32 - 36	5.25%	1,193	1,195	1,372
Equipment finance loans	BRL R$	Unsecured	20 - 35	13.89% - 16.63%	1,248	1,357	947
Bank loan	BRL R$	Unsecured	41	CDI + 0.50%	2,783	2,798	2,963
Total					$423,752	$426,923	$418,057

Current portion						$17,105	$15,703
Non-current portion						$409,818	$402,354

The movements in loans and borrowings are comprised of the following:

	Six months ended June 30, 2023	Year ended December 31, 2022
Balance, beginning of period	$418,057	$59,250
Proceeds from issuance of Senior Notes, net	—	392,006
Proceeds from new equipment finance loans	11,808	9,489
Principal and interest payments	(17,326)	(71,033)
Interest costs, including interest capitalized	14,064	26,666
Loss on debt modification	—	1,351
Foreign exchange	320	328
Balance, end of period	$426,923	$418,057

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

In January 2023, the Company amended its senior credit facility ("Amended Senior Credit Facility") to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026. Amounts drawn on the Amended Senior Credit Facility bear interest on a sliding scale at a rate of LIBOR plus 2.00% to 4.00% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Amended Senior Credit Facility are based on a sliding scale between 0.45% to 0.90%.

The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As June 30, 2023, the Amended Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein.

11. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the Xavantina mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The movements in deferred revenue during the six months ended June 30, 2023 are comprised of the following:

	June 30, 2023	December 31, 2022
Gold ounces delivered(1)	6,268	10,082

Balance, beginning of period	$86,055	$94,222
Advances received(2)	2,439	3,207
Accretion expense	1,570	3,407
Amortization of deferred revenue(3)	(8,250)	(14,781)
Balance, end of period	$81,814	$86,055

Current portion	$16,826	$16,580
Non-current portion	64,988	69,476

(1)        During the six months ended June 30, 2023, the Company delivered 6,268 ounces of gold to Royal Gold for average consideration of $385 per ounce. At June 30, 2023, a cumulative 21,523 ounces of gold have been delivered under the PMPA.
(2)    During the six months ended June 30, 2023, the Company recorded additional deferred revenue of $2.4 million related to Resource Growth Advance.
(3)     Amortization of deferred revenue during the six months ended June 30, 2023 is net of $0.7 million for change in estimate in relation to additional advances received and the related change in life-of-mine production ounces.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

12. Other Non-current Liabilities

	June 30, 2023	December 31, 2022
Cash-settled equity awards (Note 13(b))	$6,368	$2,256
Value added tax and other taxes payable	1,103	1,352
Withholding and taxes payable	5,164	3,902
Provision for legal and tax matters	1,733	1,578
Other liabilities	3,387	2,731
	$17,755	$11,819

13.     Share Capital

As at June 30, 2023, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 30, 2023, 93,211,871 common shares were outstanding.

(a)     Options

During the six months ended June 30, 2023, the Company did not grant any options to employees of the Company (six months ended June 30, 2022 - 21,562 options granted at weighted average exercise price of $15.79 CAD per share with a term to expiry of five years and a grant date fair value of $0.1 million).

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

A continuity of the issued and outstanding options is as follows:

	Six Months Ended June 30,
	2023		2022
	Number of Stock Options	Weighted Average Exercise Price (CAD)	Number of Stock Options	Weighted Average Exercise Price (CAD)
Outstanding stock options, beginning of period	2,781,074	$15.49	4,202,389	$11.36
Issued	—	—	21,562	15.79
Exercised	(1,029,238)	10.82	(447,668)	3.77
Cancelled	(24,614)	18.48	(36,257)	19.29
Outstanding stock options, end of period	1,727,222	$18.24	3,740,026	$12.22

The weighted average share price on the date of exercise for options exercised during the six months ended June 30, 2023 was $18.52 CAD (six months ended June 30, 2022 - $13.75 CAD).

As at June 30, 2023, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$9.01 to $10.00 CAD	210,217	210,217	0.50
$10.01 to $20.00 CAD	986,732	366,861	3.55
$20.01 to $24.45 CAD	530,273	505,822	1.60
$18.24 CAD ($13.78 USD)	1,727,222	1,082,900	2.58

The fair value of options was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

Six Months Ended June 30,
2022
Expected term (years)	3.0
Forfeiture rate	—%
Volatility	55%
Dividend yield	—%
Risk-free interest rate	1.55%
Weighted-average fair value per option	$5.08

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Six Months Ended June 30,
	2023	2022
Outstanding balance, beginning of period	881,788	793,043
Issued	—	23,911
Cancelled	(33,424)	(43,039)
Outstanding balance, end of period	848,364	773,915

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at June 30, 2023, the fair value of the PSU liability was $12.8 million (December 31, 2022 - $5.9 million) of which $6.4 million was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Six months ended June 30,
	2023	2022
Outstanding balance, beginning of period	219,961	131,085
Issued	8,867	12,049
Outstanding balance, end of period	228,828	143,134

At June 30, 2023, DSU liabilities had a fair value of $4.6 million (December 31, 2022 - $3.0 million) which has been recognized in accounts payable and accrued liabilities.

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

During the six months ended June 30, 2023, the Company did not grant any RSUs to employees of the Company (six months ended June 30, 2022 - 16,737 RSUs granted at weighted average fair value of $12.91 per share for a total fair value of $0.2 million).

The continuity of RSUs issued and outstanding is as follows:

	Six months ended June 30,
	2023	2022
Outstanding balance, beginning of period	263,202	171,106
Issued	—	16,737
Cancelled	(7,642)	(8,429)
Outstanding balance, end of period	255,560	179,414

(e)     Share-based compensation

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Stock options	$332	$347	$594	$828
Performance share unit plan	3,541	(2,304)	6,899	(1,157)
Deferred share unit plan	574	(752)	1,513	(780)
Restricted share unit plan	462	376	920	766
Share-based compensation(1)	$4,909	$(2,333)	$9,926	$(343)

(1)    For the three and six months ended June 30, 2023, the Company recorded $0.8 million and $1.5 million (three and six months ended June 30, 2022 - $0.7 million and $1.6 million), respectively, of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(f)     Net Income per Share

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Weighted average number of common shares outstanding	92,685,916	90,539,647	92,491,063	90,389,661
Dilutive effects of:
Stock options	701,971	1,244,235	682,568	1,439,622
Share units	255,560	66,439	255,560	58,382
Weighted average number of diluted common shares outstanding(1)	93,643,447	91,850,321	93,429,191	91,887,665

Net income attributable to owners of the Company	$29,576	$23,820	$53,730	$75,927
Basic net income per share	$0.32	$0.26	$0.58	$0.84
Diluted net income per share	$0.32	$0.26	$0.58	$0.83

(1)     Weighted average number of diluted common shares outstanding for the three and six months ended June 30, 2023 excluded nil and 417,107 (three and six months ended June 30, 2022 - 1,778,288 and 1,278,288) stock options, respectively, that were anti-dilutive.

14. Revenue

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Copper
Sales within Brazil	$8,052	$28,484	$24,303	$50,176
Export sales	78,081	80,185	139,730	151,997
Adjustments on provisional sales(1)	(2,204)	(13,015)	(2,803)	(12,823)
	83,929	95,654	161,230	189,350
Gold
Sales	16,789	15,870	36,405	27,727
Amortization of deferred revenue(2)	4,211	3,379	8,250	6,737
	$21,000	$19,249	$44,655	$34,464
	$104,929	$114,903	$205,885	$223,814

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the three and six months ended June 30, 2023, the Company delivered 2,958 and 6,268 ounces of gold, respectively (three and six months ended June 30, 2022 - 2,295 and 4,445 ounces of gold), under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $400 and $385 per ounce (three and six months ended June 30, 2022 - $377 and $375).

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

15.     Cost of Sales

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Materials	$11,277	$11,384	$21,260	$20,082
Salaries and benefits	14,854	12,735	28,235	24,140
Contracted services	8,498	8,290	15,812	15,355
Maintenance costs	7,226	7,021	14,051	12,604
Utilities	3,508	3,346	6,668	6,591
Other costs	594	255	786	445
Change in inventory (excluding depreciation and depletion)	(2,533)	2,209	(996)	578
Cost of production	43,424	45,240	85,816	79,795
Sales expense	2,439	2,718	4,491	4,664
Depreciation and depletion	22,176	15,764	38,157	27,822
Change in inventory (depreciation and depletion)	(2,518)	529	(2,095)	(118)
	$65,521	$64,251	$126,369	$112,163

16.     General and Administrative Expenses

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Accounting and legal	$444	$670	$983	$1,142
Amortization and depreciation	581	68	683	161
Office and administration	1,993	2,609	4,166	4,726
Salaries and consulting fees	8,258	6,624	15,365	12,507
Incentive payments	1,373	1,801	2,771	3,413
Other	1,002	699	1,899	1,735
	$13,651	$12,471	$25,867	$23,684

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

17.    Finance Expense

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest on loans and borrowings(1)	$3,875	$6,002	$8,423	$9,953
Accretion of deferred revenue	782	876	1,570	1,745
Accretion of mine closures and rehabilitation provisions	682	573	1,331	1,115
Interest on lease liabilities	295	161	591	315
Other finance expenses	361	542	606	522
	$5,995	$8,154	$12,521	$13,650

(1)    During the three and six months ended June 30, 2023, the Company capitalized $3.2 million and $5.6 million, respectively (three and six months ended June 30, 2022 -$1.2 million and $2.3 million) of borrowing costs to projects in progress.

18.    Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Foreign exchange gain (loss) on USD denominated debt in Brazil	$12,061	$(6,458)	$17,466	$4,821
Realized foreign exchange gain (loss) on derivative contracts (note 19)	2,842	(3,015)	3,774	(7,582)
Unrealized foreign exchange gain on derivative contracts (note 19)	2,086	(1,411)	5,251	23,303
Foreign exchange (loss) gain on other financial assets and liabilities	(1,932)	7,581	(2,813)	(5,136)
	$15,057	$(3,303)	$23,678	$15,406

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

As at June 30, 2023, derivatives were measured at fair value based on Level 2 inputs.

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At June 30, 2023, the carrying value of loans and borrowings, including accrued interest, was $426.9 million while the fair value is approximately $369.1 million. At June 30, 2023, the carrying value of notes receivable, including accrued interest, was $18.8 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at June 30, 2023 and December 31, 2022:

	June 30, 2023	December 31, 2022
Cash and cash equivalents	$124,382	$177,702
Short-term investments	56,011	139,700
Accounts receivable	12,779	10,289
Note receivable	18,756	20,630
Deposits and other non-current assets	7,276	3,985
	$219,204	$352,306

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms of 24 monthly installments beginning in February 2023. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13%. At June 30, 2023, the gross carrying amount of accounts and note receivable has been reduced by a credit loss provision of $2.7 million (December 31, 2022 - $3.3 million).

The amortized cost of the note receivable, net of the expected credit loss, at June 30, 2023 was $18.8 million (December 31, 2022 - $20.6 million), of which $12.6 million (December 31, 2022 - $10.2 million) was classified as current and $6.1 million (December 31, 2022 - $10.4 million) as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

    Notes to Financial Statements | Page 23

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The table below shows the Company's maturity of non-derivative financial liabilities on June 30, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$426,923	$608,972	$34,699	$35,690	$86,583	$452,000
Accounts payable and accrued liabilities	94,221	94,221	94,221	—	—	—
Other non-current liabilities	9,755	22,199	—	10,580	10,951	668
Leases	14,875	14,855	9,123	3,809	1,729	193
Total	$545,774	$740,247	$138,043	$50,079	$99,263	$452,861

As at June 30, 2023, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $197.1 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial asset for foreign exchange collar contracts and copper derivative contracts whose notional amounts and maturity information are disclosed below under foreign exchange currency risk, interest rate risk, and price risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at June 30, 2023 relates to $19.9 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at June 30, 2023 on $210.1 million of intercompany loan balances (December 31, 2022 - $148.2 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at June 30, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $22.9 million and $45.8 million, respectively (December 31, 2022 – $15.8 million and $31.7 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At June 30, 2023, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $90.0 million (December 31, 2022 - notional amount of $270.0 million) with an average floor rate of 5.30 BRL to US Dollar and an average cap rate of 6.31 BRL to US Dollar. The maturity dates of these contracts

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
are from July 2023 to December 2023 and are financially settled on a net basis. As of June 30, 2023, the Company had contracts with three different counterparties and the fair value of these contracts was a net asset of $9.0 million (December 31, 2022 - asset of $3.2 million) included in other current assets in the statement of financial position. The fair value of foreign exchange contracts was determined based on option pricing models, forward foreign exchange rates and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a gain of $2.1 million and a gain of $5.3 million for the three and six months ended June 30, 2023 (a loss of $1.4 million and a gain of $23.3 million for the three and six months ended June 30, 2022), respectively, which have been recognized in foreign exchange gain (loss).

In addition, during the three and six months ended June 30, 2023, the Company recognized a realized gain of $2.8 million and $3.8 million (realized loss of $3.0 million and $7.6 million for the three and six months ended June 30, 2022), respectively, related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.8 million. Based on the Company’s net exposure at June 30, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At June 30, 2023, the Company has provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at June 30, 2023, a 10% change in the price of copper would have changed pre-tax net income by $2.4 million.
At June 30, 2023, the Company has entered into copper derivative contracts at zero-cost on 3,000 tonnes of copper per month from July 2023 to January 2024. These copper derivative contracts establish a floor price of $3.50 per pound of copper and a cap price of $4.76 per pound on total hedged volumes of 18,000 tonnes of copper, representing approximately 75% of estimated production volumes over the period. As of June 30, 2023, the fair value of these contracts was a net asset of $2.2 million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the three and six months ended June 30, 2023, the Company recognized an unrealized gain of $2.4 million and an unrealized gain of $2.7 million, respectively and a realized loss of nil and $1.8 million, respectively, in relation to its copper hedge derivatives in other income or loss.

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
20. Supplemental Cash Flow Information

	Three months ended June 30,		Six months ended June 30,
Net change in non-cash working capital items:	2023	2022	2023	2022
Accounts receivable	$12,636	$(18,934)	$4,093	$(11,132)
Inventories	(4,579)	390	(5,800)	(2,005)
Other assets	(3,417)	(2,206)	(6,350)	(4,571)
Accounts payable and accrued liabilities	9,775	367	(5,279)	(12,362)
	$14,415	$(20,383)	$(13,336)	$(30,070)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	4,790	1,712	$8,875	$3,067
Non-cash increase (decrease) in accounts payable in relation to capital expenditures	1,675	(753)	4,173	2,358
Change in mineral properties, plant and equipment from change in estimates for provision for rehabilitation and closure costs	74	—	(332)	—

    Notes to Financial Statements | Page 26